*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

December 22, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 5, 2014

File No. 001-32681

Response Letter dated November 18, 2014

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated November 18, 2014 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We hope the Staff will consider this letter to be responsive to the comments. We respectfully request an opportunity to discuss this letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.	We have read your response to our letter of September 4, 2014, regarding your reserve booking procedures and the historical conversion of your proved undeveloped (PUD) reserves. You describe various aspects of your procedures and indicate that you believe your reserves are booked in accordance with Rule 4-10(a)(31) of Regulation S-X. You explain that you maintain a five-year development plan and conduct periodic updates and reviews that ensure all of your PUD reserves meet certain economic criteria and are reasonably certain to be drilled within five years of initial booking.

400 E. Kaliste Saloom Rd., Suite 600 • Lafayette, Louisiana 70508

P.O. Box 51205 • Lafayette, LA 70505-1205 • (337) 232-7028 • Fax (337) 232-0044

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However, we note that in 2010, 2011, 2012 and 2013, you did not develop any of the PUD volumes related to the oldest strata from the prior year’s ending PUD reserve balance. For example, during 2010, you did not develop any of the 6,444 MMcfe PUD volumes from the 2005 strata included in your 67,867 PUD reserve balance as of December 31, 2009. Similarly, we note that during 2011, 2013 and the first six months of 2014, you did not drill any of the PUD volumes related to the three oldest strata from the prior year’s ending PUD reserve balance.

We believe the greatest level of certainty over a development plan would generally correlate with the near-term schedule. Given this, together with the five year limitation on PUD reserves, we would expect older PUD volumes to be schedule for development in the near-term, and for that drilling to occur as scheduled. In view of your consistent failure to drill any of your oldest PUD volumes during the year in which the five year limitation is reached, as well as your limited drilling activity on other PUD volumes in their third and fourth years, your basis for concluding that your PUD volumes are reasonably certain to be developed is not clear.

Given the foregoing, we continue to believe that you will need to reform your PUD reserve booking procedures and revise your previously estimated reserves; these changes should result in PUD reserve estimates that correlate with development plans that meet the reasonable certainty criteria described in Rule 4-10(a)(24) of Regulation S-X.

COMPANY RESPONSE: We respectfully acknowledge the Staff’s comment regarding PUDs written off in the final year of their five year life. As indicated in our previous response letter dated September 29, 2014, we update and approve our development plan based upon all then available information and we include PUDs that we believe are reasonably certain to be drilled within the five year limit.

Since the implementation of the five year rule, our near-term development plans at the end of each of the preceding years fully contemplated drilling PUD locations prior to their expiration in the following year. However, we have consummated significant transactions in each of the last several years, including acquisitions in the Mississippian Lime, Eagle Ford, Niobrara and Gulf of Mexico, as well as material joint venture agreements in Oklahoma, that have impacted our near-term schedule as it relates to the development of expiring PUDs.

As indicated in our prior response, when reviewing and ranking projects in connection with the adoption of our development plan, we utilize a risk-based approach that considers both quantitative and qualitative criteria based upon information available at the time. Our receipt of additional information after we have adopted our development plan (such as new investment opportunities, acquisitions, drilling results, changes to joint venture terms, etc.) may result in our activities varying from our development plan as the ranking of projects or specific business reasons underlying our capital allocation decisions may change based on this new information. Please see the paragraphs below for additional detail relating to PUDs written off for the five year rule from 2010 to 2013.

U.S. Securities and Exchange Commission December 22, 2014 Page 3	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

Over the last several years there have been relatively small volumes of PUDs that were not drilled in the final years of their lives as we had scheduled and were written off in compliance with the five year rule. [***REDACTED***] None of the circumstances discussed above were known at the time our development plan was reviewed and approved at the end of the prior year. For additional information on these write-offs, please see the narrative included in Appendix 1.

In terms of quantifying the materiality of the PUDs written off as discussed above, the following table summarizes the PUDs written off due to the five year rule compared to the preceding year’s proved reserves and associated PV10:

[***REDACTED***]

The foregoing table demonstrates that PUDs written off due to the five year rule have not been material to the Company’s total proved reserves or PV10 in any year since the five year limitation was implemented. Additionally, as noted in our prior response, our PUD write-offs due to the five year rule have also not been material when compared to total PUD volumes, with such write-offs averaging 6% of PUD reserve volumes per year from 2009 to 2013 and ranging from a high of 9% of PUD reserve volumes in 2009 to a low of 3% of PUD reserve volumes in 2010.

In 2009, we booked 34.1 Bcfe of PUDs that were scheduled to expire at December 31, 2014. As noted in our prior response, we expect to write off approximately [***REDACTED***] Bcfe of those

U.S. Securities and Exchange Commission December 22, 2014 Page 4	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

PUDs at December 31, 2014 due to the five year rule (PV10 of $[***REDACTED***] or [***REDACTED***]% of PV10 at December 31, 2013), which is less than [***REDACTED***]% of the original volumes initially booked and is approximately [***REDACTED***]% of total PUD reserve volumes as of December 31, 2013. Furthermore, regarding the aging of our PUDs, at December 31, 2013 approximately [***REDACTED***] of our PUD volumes were booked in 2013 ([***REDACTED***]%) or 2012 ([***REDACTED***]%).

We continue to believe that our current reserve booking procedures comply with Rule 4-10(a)(31) of Regulation S-X, which requires the adoption of a development plan that schedules PUDs to be drilled within five years pursuant to a final investment decision. This belief is supported by the fact that our five-year write-offs have been related to circumstances that were not known at the time the applicable development plan was reviewed and approved as discussed above. Additionally, even if such circumstances had been known at the time the applicable prior year development plan was reviewed and approved and the related PUDs had been written off in the year prior to the five year limitation being reached, the impact of such write-offs would have been immaterial to total PUD reserve volumes, total proved reserve volumes and total PV10 as noted in the table and discussion presented above.

2.	Please submit a schedule of locations associated with each reserve strata at each year-end, including relevant identifying information and the specific economic criteria associated with the location considered both at the time of initially booking the reserves and at each subsequent year-end. Also submit a narrative comparing the economic criteria underlying the PUD reserve locations retained at each year-end to the criteria underlying the locations that were actually drilled as well as the locations that had been de-recognized due to the five-year-rule in the subsequent year.

COMPANY RESPONSE: Pursuant to the Staff’s request, the attached table in Appendix 1 discloses a schedule of PUD locations associated with each reserve strata at each year end (2013-2009), including the specific economic criteria (undiscounted cash flows and internal rate of return using year-end SEC pricing guidelines) associated with the location at each year-end from 2008 through 2013. Appendix 1 also contains a narrative comparing the general business rationale (qualitative and/or quantitative) underlying the PUD locations that were drilled as well as the locations that were written off due to the five-year-rule in the subsequent year. As discussed with the Staff, Appendix 1 aggregates PUD volumes related to our non-operated Fayetteville assets, which were sold in December 2012.

U.S. Securities and Exchange Commission December 22, 2014 Page 5	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement

J. Bond Clement
Executive Vice President and Chief Financial Officer

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

The following table presents the initial booking year (BY), net reserves (NR) in MMcfe, undiscounted cash flows (UCF) in thousands USD (using year-end SEC pricing guidelines), and internal rates of return (IRR) for all proved undeveloped (PUD) locations presented. For the purposes of this schedule, PUD locations related to the Fayetteville divestment in 2012 have been excluded and shown only in total at the end of the table to reconcile with the grand totals. [***REDACTED***].

Legend:

[***REDACTED***]

[***REDACTED***]

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

[***REDACTED***]

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[***REDACTED***]

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[***REDACTED***]

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[***REDACTED***]

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

[***REDACTED***]

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[***REDACTED***]

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[***REDACTED***]

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

2010 Activity

[***REDACTED***].

2011 Activity

[***REDACTED***].

2012 Activity

[***REDACTED***].

2013 Activity

[***REDACTED***]

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (11182014)

[***REDACTED***].

[***REDACTED***].